Exhibit 99.1

FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1	Name and Address of Company

Hut 8 Mining Corp. ("Hut" or the "Company")

24 Duncan Street, Suit 500

Toronto, Ontario M5V 2B8

Item 2	Date of Material Change

November 3, 2023.

Item 3	News Release

A news release was disseminated by Hut on November 3, 2023 through the facilities of Newswire and subsequently filed under the Company's corporate profile at www.sedarplus.ca.

Item 4	Summary of Material Change

On November 3, 2023, Hut announced that the Ontario Superior Court of Justice (Commercial List) (the "Court") has approved a stalking horse bid (the "Stalking Horse Bid") as part of the previously announced support agreement (the "Support Agreement") with Macquarie Equipment Finance Ltd. ("Macquarie"), a subsidiary of Macquarie Group Limited.

Item 5.1	Full Description of Material Change

On November 3, 2023, the Company announced that the Court approved the Stalking Horse Bid as part of the Support Agreement previously entered into with Macquarie. In connection with the Stalking Horse Bid, the Court also approved the implementation of a sale and investment solicitation process (the "SISP") to be carried out by KSV Restructuring Inc. ("KSV"). The SISP is being conducted in respect of the sale of certain assets of Validus Power Corp. ("Validus") and the assets and operations of certain Validus' subsidiaries (collectively, the "Validus Entities").

If the Stalking Horse Bid is ultimately declared the successful bid in the SISP, as further approved by the Court and completed in accordance with its terms, a new Ontario subsidiary of Hut ("BidCo") will become the owner of the assets of certain Validus Entities. Macquarie will receive a minority equity interest in BidCo of approximately 20% and a subsidiary of Hut will be the majority owner of BidCo with an equity interest of approximately 80%.

On completion of the Stalking Horse Bid in accordance with the SISP, BidCo would acquire, free and clear of any encumbrances (excluding certain permitted encumbrances) four natural gas power plants located in Ontario as follows:

•	40 MW facility in Kapuskasing
•	110 MW facility in Kingston
•	120 MW facility in Iroquois Falls
•	40 MW facility and Bitcoin mine in North Bay

A form of transaction agreement (the "Transaction Agreement") in respect of the Stalking Horse Bid will be made available under the Company's corporate profile at www.sedarplus.ca. The Transaction Agreement is structured as a "sign and close" and will be executed if the Stalking Horse Bid is ultimately declared the successful bid in the SISP, as further approved by the Court.

Completion of the Stalking Horse Bid would also include a new secured funding arrangement with Macquarie and BidCo in the form of an operating lease facility. The completion of the Stalking Horse Bid is also expected to result in the full and final resolution of all litigation claims and counterclaims currently pending between the Company and certain Validus Entities.

In connection with the Stalking Horse Bid, Macquarie and the Validus Entities have entered into a break-up fee agreement (the "Break-Up Fee Agreement"). As part of the Break-Up Fee Agreement, conditional upon the closing of an alternative restructuring proposal as the successful bid in accordance with the terms of SISP: (a) a fee in cash equal to, in the aggregate, $1,260,000; and (b) an expense reimbursement for Macquarie's and Bidco's documented reasonable out-of-pocket third party expenses in an aggregate amount equal to the amount of such expenses, plus applicable taxes, up to a maximum of $1,000,000 shall be payable by the Validus Entities to Macquarie of the sale proceeds resulting from the alternative restructuring proposal concurrently with the consummation of such alternative restructuring proposal.

Completion of the Stalking Horse Bid is conditional upon a number of factors, including: (i) the Stalking Horse Bid being declared the successful bid in the SISP; (ii) the Court issuing an approval and vesting order in respect of the Stalking Horse Bid; and (iii) the satisfaction of standard closing conditions to closing. In limited circumstances under the SISP, the Court may approve an alternative restructuring proposal, in which case a portion of any break fee and expense reimbursement will be paid to BidCo, as further described above. Subject to the conditions outlined above, and the terms and conditions of the SISP, completion of the Stalking Horse Bid is expected to occur in Q4 of 2023.

Item 5.2	Disclosure of Restructuring Transactions

Not applicable.

Item 6	Reliance on subsection 7.1(2) of National Instrument 51-102 Continuous Disclosure Obligations

Not applicable.

Item 7	Omitted Information

Not applicable.

Item 8	Executive Officer

The following senior officer of Hut is knowledgeable about the material change and this material change report, and may be contacted as follows:

Jaime Leverton, Chief Executive Officer

Telephone: (647) 521-7433

Email: info@hut8mining.com

Item 9	Date of Report

November 8, 2023

Cautionary Note Regarding Forward–Looking Information

This material change report includes "forward-looking information" and "forward-looking statements" within the meaning of Canadian securities laws and United States securities laws, respectively (collectively, "forward looking information"). All information, other than statements of historical facts, included in this material change report that address activities, events or developments that Hut expects or anticipates will or may occur in the future, including such things as future business strategy, competitive strengths, goals, expansion and growth of Hut's businesses, operations, plans and other such matters is forward-looking information. Forward looking information is often identified by the words "may", "would", "could", "should", "will", "intend", "plan", "anticipate", "allow", "believe", "estimate", "expect", "predict", "can", "might", "potential", "predict", "is designed to", "likely" or similar expressions. In addition, any statements in this material change report that refer to expectations, projections or other characterizations of future events or circumstances contain forward-looking information and include, among others, statements with respect to the timing and completion (if at all) of the Stalking Horse Bid and statements with respect to the SISP.

Statements containing forward-looking information are not historical facts, but instead represent management's expectations, estimates and projections regarding future events based on certain material factors and assumptions at the time the statement was made. While considered reasonable by Hut as of the date of material change report, such statements are subject to known and unknown risks, uncertainties, assumptions and other factors that may cause the actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking information. For a complete list of the factors that could affect the Company, please see the "Risk Factors" section of Hut’s Annual Information Form dated March 9, 2023 and Hut's other continuous disclosure documents which are available on the Hut's corporate profile at www.sedarplus.ca and on the EDGAR section of the U.S. Securities and Exchange Commission's ("SEC") website at www.sec.gov. These risks are not intended to represent a complete list of the factors that could affect Hut; however, these factors should be considered carefully. There can be no assurance that such estimates and assumptions will prove to be correct. Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results may vary materially from those described in this material change report as intended, planned, anticipated, believed, sought, proposed, estimated, forecasted, expected, projected or targeted and such forward-looking statements included in this material change report should not be unduly relied upon. The impact of any one assumption, risk, uncertainty, or other factor on a particular forward-looking statement cannot be determined with certainty because they are interdependent and Hut's future decisions and actions will depend on management's assessment of all information at the relevant time. The forward-looking statements contained in this material change report are made as of the date of this material change report, and Hut expressly disclaims any obligation to update or alter statements containing any forward-looking information, or the factors or assumptions underlying them, whether as a result of new information, future events or otherwise, except as required by law. Except where otherwise indicated herein, the information provided herein is based on matters as they exist as of the date of preparation and not as of any future date, and will not be updated or otherwise revised to reflect information that subsequently becomes available, or circumstances existing or changes occurring after the date of preparation.